EXHIBIT 12.1

Everest Re Group, Ltd.
Ratio of Earnings (Losses) to Fixed Charges (including Annuity Interest Expense) (1)
(Dollars in thousands)

	Six Months Ended
	June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Earnings:
Income (loss) before income taxes (benefits)	$(200,845)	$150,573	$591,238	$939,321	$(83,607)	$1,027,956	$991,750

Fixed Charges:
Assumed interest component of rent expense	2,106	1,928	3,937	3,545	3,337	2,976	2,540
Interest expense on debt and long term notes	26,114	29,658	55,830	72,081	79,171	91,561	69,899
Interest expense on annuity contracts	707	1,206	3,084	8,804	5,280	4,075	5,737
Total fixed charges	28,927	32,792	62,851	84,430	87,788	98,612	78,176

Earnings plus fixed charges	$(171,918)	$183,365	$654,089	$1,023,751	$4,181	$1,126,568	$1,069,926

Ratio of earnings (losses):
Earnings (losses) plus fixed charges to fixed charges (2)	(5.94)	5.59	10.41	12.13	0.05	11.42	13.69
______________________________
(1)
For purposes of determining this ratio, “earnings” consist of consolidated net income before federal income taxes plus fixed charges.  “Fixed charges” consist of interest expense on senior, subordinated debt, amortization of bonds, annuity contracts and the revolving credit agreement and that portion of operating leases that are representative of the interest factor.

(2)	Amount of additional “earnings” that would have been required to achieve a one to one ratio of earnings (losses) to fixed charges:

	Six Months Ended	Year Ended
	June 30,	December 31,
	2011	2008
(Dollars in millions)
Everest Group (including interest on annuities)	$200.8	$83.6